Mail Stop 3561

October 11, 2006

Barry Cinnamon
President and Chief Executive Officer
Akeena Solar, Inc.
605 University Avenue
Los Gatos, CA 95032

> **RE: Akeena Solar, Inc.**
> **Item 4.01 Form 8-K filed August 14, 2006 as amended August 28, 2006 and**
> **September 6, 2006**
> **File No. 333-130906**

Dear Mr. Cinnamon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Your amendment filed on September 6, 2006 stated that your former auditors would be dismissed at a future date. Please file an amendment disclosing the date that Dale-Matheson Carr-Hilton LaBonte ceased to act as your principal accountant. If this date has not yet passed please advise us of that fact. The amendment should included updated disclosure stating, if true, that there were no disagreements through the final date of dismissal. The amendment should also include an updated letter from the former accountants confirming that there were no disagreements or reportable events through the last day they acted as your principal accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please file your Amended Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and your response to these comments as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief